

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 5, 2018

Stephan Wallach
Chief Executive Officer
Youngevity International, Inc.
2400 Boswell Road
Chula Vista, CA 91914

> **Re:** **Youngevity International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 23, 2018**
> **File No. 333-221847**

Dear Mr. Wallach:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2017 letter.

<u>Prospectus Cover Page</u>

1.   We note that, in response to comment 1, you have revised the disclosure on your cover page and in your Plan of Distribution section to state that TriPoint Global Equities, LLC "may be deemed" an underwriter. Please further revise your disclosure to state definitively that TriPoint Global Equities is an underwriter in this offering.

2.   Please expand the disclosure on your cover page and under the Conversion Rights subheading on page 76 to disclose the initial conversion price of the Series B Convertible Preferred Stock. In that regard, we note Section 2(f) of the certificate of

designation filed as Exhibit 3.4 sets the initial conversion price at $4.25. Please refer to Items 501(b)(2) and 202(a)(1)(ii) of Regulation S-K.

Item 16. Exhibits, page II-2

3. Your exhibit index indicates that you have filed a form of selling agency agreement as Exhibit 1.1 to the instant amended registration statement. However, Exhibit 1.1 appears to be an engagement letter between you and Tripoint Global Equities that contemplates a separate selling agency agreement and form thereof (see e.g. provision 7 of the engagement letter). Please ensure that you file the selling agency agreement as an exhibit to your registration statement.

Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421, Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products